UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
True Gault, Inc. (f/k/a Shulogique, Inc.)

Legal status of issuer

     Form
     Corporation

     Jurisdiction of Incorporation/Organization
     Delaware

     Date of organization
     January 31, 2014

Physical address of issuer
154 Cobblestone Court, Suite 175, Victor, NY 14564

Website of issuer
www.truegault.com

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$664,762.00	$734,740.00
Cash & Cash Equivalents	$35,077.00	$65,044.00
Accounts Receivable	$8,478.00	$2,221.00
Short-term Debt	$318.666.00	$324,445.00
Long-term Debt	$2,888,500.00	$2,287,500.00
Revenues/Sales	$136,800.00	$55,155.00
Cost of Goods Sold	$78,199.00	$44,906.00
Taxes Paid	$6,385.00	$13,584.00
Net Income	-$906,983.00	-$946,811.00

April 30, 2019

FORM C-AR

True Gault, Inc. (f/k/a Shulogique, Inc.)



     This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by True Gault, Inc. (f/k/a Shulogique, Inc.), a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.truegault.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

     Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

True Gault, Inc. (f/k/a Shulogique, Inc.) (the "Company") is a Delaware Corporation, formed on January 31, 2014.

The Company is located at 154 Cobblestone Court, Suite 175, Victor, NY 14564.

The Company's website is www.truegault.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

True Gault leverages 3D imaging technology to scan women's feet and make gorgeous shoes that fit – all via an iPhone (version 5 or higher). We're solving the "holy grail" of the footwear industry specifically starting with women and their love for shoes. Over $34B pairs of shoes are sold every year in the U.S. to women (1) and over 85% of all women are wearing ill-fitting shoes. (2) We sell direct-to-the consumer allowing us to pass the savings onto our customers. Our 3D custom fitted shoes start at $250 per pair and are backed by our fit guarantee – if they don't fit, we'll remake them. We currently offer 20+ styles (4 inch or 2 inch heel height), 40+ different leathers, and selling in the United States and Canada.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jennifer Tegan, Sandra Gault, and Julian Sanchez. who comprise the Board of Directors, February 2014 to Present, Chief Executive Officer, February 2014 to Present, Vice President of Operations, February 2014 to Present, and Chief Technology Officer, November 2016 to Present of the Company respectively. The Company has or intends to enter into employment agreements with Jennifer Tegan, Sandra Gault, Julian Sanchez, and Greg Kleine although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jennifer Tegan, Sandra Gault, Julian Sanchez, and Greg Kleine or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Jennifer Tegan, Sandra Gault, Julian Sanchez, and Greg Kleine in order to conduct its operations and execute its business plan, however. the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore , if any of Jennifer Tegan, Sandra Gault, Julian Sanchez, and Greg Kleine die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals. which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The development and commercialization of our products and service is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing shoes, 3D imagine technology, and mobile apps and thus may be better equipped than us to develop and commercialize these products These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide key product components such as leathers, padding, lasts insole boards, buckles, heels, packaging, and product information for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide key product components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular key product component.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors from North and South America, Asia and Europe because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions

affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition. it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property. or if others independently develop substantially equivalent intellectual property. our competitive position could be weakened. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and Spain.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer and which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of raw materials, packaging materials, and freight.
The prices of the raw materials, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of leathers, shoe components such as Last, insole boards, outsoles, heels, packaging. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of leathers, fabric and other components needed to make shoes as but not limited to; insole boards, outsoles, heels, and and buckles. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities] could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may

cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

The potential impact of failing to deliver products on time could increase the cost of our products and harm our reputation.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay and ultimately harm our reputation as a result. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

If we do not effectively assist our customers in using our mobile application, succeed in helping our customers quickly resolve mobile application user issues, and provide effective ongoing support, our ability to sell our products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers,] we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and

improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

True Gault leverages 3D imaging technology to scan women's feet and make gorgeous shoes that fit – all via an iPhone (version 5 or higher). We're solving the "holy grail" of the footwear industry specifically starting with women and their love for shoes. Over $34B pairs of shoes are sold every year in the U.S. to women (1) and over 85% of all women are wearing ill-fitting shoes. (2) We sell direct-to-the consumer allowing us to pass the savings onto our customers. Our 3D custom fitted shoes start at $250 per pair and are backed by our fit guarantee – if they don't fit, we'll remake them. We currently offer 20+ styles (4 inch or 2 inch heel height), 40+ different leathers, and selling in the United States and Canada.

The Company's Products and/or Services

Product / Service	Description	Current Market
Custom-fit shoes	We make shoes that fit while offering a quick (in a matter of minutes!) and fun customer experience. The customer takes three pictures of each foot via the iPhone app, and the smart technology generates her unique size and a 3D model of each foot, making traditional sizing irrelevant. Shoppers are then empowered to "design" their shoes from a luxe selection of 20+ styles, colors, heel heights (2" or 4" at present) and materials: 40+ types of leather, patents, and fabrics (and growing). The result is an innovative shopping experience, and a custom pair of heels, made to order, delivered in less than four	United States & Canada

	weeks and backed by the True Gault Fit Guarantee. Users forego traditional sizing in exchange for personalized, and individually sized shoes that fit like a glove with no pain, pressure or teetering. With True Gault's innovative technology and iPhone app, women no longer have to sacrifice style for fit, or vice versa – they truly can have it all.	

We will be focused on building an Android app, introducing new styles into the collection, growing the team and channeling our focus on marketing and brand positioning, while continuing to enhance our customer experience. The more we scan, the smarter we get; the more refined our algorithms grow; and the better our fit becomes - translating into more revenue. We intend to be the next fashion-tech unicorn, alongside the companies like Warby Parker.

True Gault is built on a direct-to-consumer business model. Customers can shop online or via the True Gault iPhone App, after which their shoes are handmade in Spain by the finest artisans, and delivered direct to the customer within four weeks. We currently service the United States and Canada with the intention of making True Gault shoes available worldwide.

Competition

The Company's primary competitors are True Gault is the only company offering customized, luxurious yet comfortable shoes, delivered directly to customers through online transactions. .

We have a competitive advantage with our proven product market fit, game-changing technologies, scalability via our iPhone app and our end-to-end system which allows us to have a 360 view of each customer's interaction with our product. We are completely agnostic to 3D imaging and factory manufacturing, and we're able to push shoe designs fast to market, setting us apart from any other footwear company. While traditional retail channels can lag from 8 to 12 months in receiving new shoe designs, ours are built within an online design tool for immediate purchase, arriving in four weeks. We are moving towards a custom-fitted way of life, whereby consumers now want more than just a traditional shopping experience. They want beautiful shoes that are fashion forward, comfortable and unique to them. We are focused on empowering our customers through our disruptive technology - we know how the future of retail looks and we are definitely ahead of the curve. We do not currently have any direct competitors; however, we like to think that we are an amalgamation of four key cornerstones of the footwear industry. Luxury, Comfort, Customization and E-Commerce. True Gault has already gained considerable attention from the press with features by CNBC, Entrepreneur, Fast Company, Fashion Week Daily, Business Insider, Life & Style and countless more. Our shoes have been worn by empowered women including supermodel Niki Taylor. In August, newly appointed Editor in Chief of ELLE Magazine and Project Runway judge, Nina Garcia, joined the True Gault team in an advisory capacity.

Supply Chain and Customer Base

Since we make our product to order, we don't need to carry inventory of our finished product shoes. The customer pays upfront for her shoes prior to us manufacturing them. However, we do carry a necessary level of raw materials (e.g. leathers, insole boards, heels, and embellishments.) These raw materials are essential to our business and are purchased from numerous suppliers within a short distance from our factory in Spain. These materials are available from multiple sources so we are able to continuously evaluate the various options available at any time ensuring, we have a solid supply chain infrastructure.

True Gault's customer is a curious and well-educated woman in the age range of 30-55, who is fashion focused, values quality over quantity, and enjoys the personalization and high service of products. Plus she is looking for new solutions to old problems that enhance her overall lifestyle.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5263560	IC 025. US 022 039. G & S: Women's shoes; custom-fit women's shoes. FIRST USE: 20140500. FIRST USE IN COMMERCE: 20140700	True Gault	May 19, 2016	August 15, 2017	United States

Governmental/Regulatory Approval and Compliance

None

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 154 Cobblestone Court, Suite 175, Victor, NY 14564

The Company has the following additional addresses: 106 West 32nd Street, New York, NY 1001

The Company conducts business in New York state and other states in the United States.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Julian Sanchez

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Vice President of Operations, February 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

General Manager, Sacha London, 1996 to 2014
Senior Auditor, Price Waterhouse, 1993 to 1996

Education

Bachelor in Business Sciences, University of Alicante, 1996

Name

Sandra Gault

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Executive Officer, February 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Principal, Executive VP, Marketing Allworx, 2002 to 2013
EVP, Marketing, Performawork, 1999 to 2002
General Manager, Kodak, 1988 to 1999
IBM, 1983 to 1985

Education

MBA, University of Rochester BS in Business, Rochester Institute of Technology

Name

Jennifer Tegan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, February 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Partner, Cayuga Venture Fund, Feb 2002 to Present
Board of Director, POM-Co Partners, Inc., June 2016 to Present
Board of Director, Tompkins Trust Company, April 2016 to Present
Board Observer, VenueBook, July 2014 to Present
Board of Director, Upstate Capital Association of New York, November 2014 to Present
Board of Director, GiveGab, March 2013 to Present
Board of Director, Intrinsiq Materials, September 2013 to Present

Education

MBA, Cornell University, MS in Geology, University of Cincinnati, BA in Geology, Smith College

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Greg Kleine

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer, September 2015 to Present (initially joining as a consultant)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Director, Fairchild Technology Group, Feb 2009 to Present

Education

BS in Aeronautical Maintenance Engineering, Parks College

Name

Julian Sanchez

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Vice President of Operations, February 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

General Manager, Sacha London, 1996 to 2014
Senior Auditor, Price Waterhouse, 1993 to 1996

Education

Bachelor in Business Sciences, University of Alicante, 1996

Name

Sandra Gault

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Executive Officer, February 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Principal, Executive VP, Marketing Allworx, 2002 to 2013
EVP, Marketing, Performawork, 1999 to 2002
General Manager, Kodak, 1988 to 1999
IBM, 1983 to 1985

Education

MBA, University of Rochester BS in Business, Rochester Institute of Technology

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees (5 in USA and 1 in Spain)

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,000,000
Voting Rights	Yes
Anti-Dilution Rights	No

Type of security	Series A Preferred Stock
Amount outstanding	202,299
Voting Rights	Yes
Anti-Dilution Rights	Yes

Type of security	Convertible Notes
Amount outstanding	$2,888,500
Issuance Date	September 22, 2015
Maturity Date	August 31 2019
Interest Rate	0%
Conversion Terms	Automatically convert into shares of the Company's common stock in the event of a qualified equity financing of not less than $1,500,000, change of control or IPO, prior to the maturity date.
Other Material Terms	Holders of the Convertible Notes are additionally granted certain voting rights. Specifically, without the majority consent of the Convertible Note holders, Company may not: (i) pay any dividends or make any distributions to its equity owners (other than stock splits in the form of stock dividends); (ii) incur any indebtedness for borrowed money (other than trade credit incurred in the ordinary course of business); (iii) guarantee any indebtedness of others: or (iv) subject any of the Company's assets to a lien (other than liens arising in the ordinary course of business).

Securities issued pursuant to Regulation CF:

Type of security	Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding	167
Voting Rights	No
Anti-Dilution Rights	No

The total amount of outstanding debt of the Company is $2,888,500 from issued convertible notes.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Units of SAFE (Simple Agreement for Future Equity)	167	$134,425	Business operations	October 31, 2017	Regulation CF
Series A Preferred Stock	202,293	$1,320,000	Business operations	February 7, 2017	Regulation D

Ownership

A majority of the Company is owned by a few people. Those people are Sandra Gault and Julian Sanchez, the co-founders of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Sandra Gault	37.4%
Julian Sanchez	29.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company intends to achieve profitability in the next 48 months. Our primary future expenses consist of the following: building an Android app and implementing customer acquisition model to build a strong base of loyal repeat customers. With enhanced marketing along with our existing and new app, we expect our revenues to grow in 2019 and achieve cash flow positive or profitability within 48 months. The Company incurred net operating expenses of $867,127 and $802,814 for years ended on December 31, 2017 and December 31, 2018, respectively. The Company generated $55,155 and $136,800 resulting in a net loss of $865,877 and $765,487 for both 2017 and 2018 respectively. General & Administrative The Company expenses the cost of general & administrative as incurred and aggregated $144,260 & 172,566 along with Advertising of $181,823 and $299,785 and cost of research and development as incurred and aggregated of $22,662 and $74,012 for years ending December 2107 and 2018, respectively.

Liquidity and Capital Resources

On October 31, 2017 the Company conducted an offering pursuant to Regulation CF and raised $134,425.00.

The Company has the following additional sources of capital other than the proceeds from the Regulation CF Offering: capital raised from the issuance of preferred stock and convertible notes.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
True Gault intends to purchase a high-end digital scanner for our factory to digitally scan the shoe molds and other components used to make True Gault shoes. From those digital scans we will generate additional data for our proprietary fit formula.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sandra Gault
(Signature)

Sandra Gault
(Name)

CEO and Co-Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Sandra Gault
(Signature)

Sandra Gault
(Name)

CEO and Co-Founder
(Title)

4/30/19
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Sandra Gault, being the founder of True Gault, Inc. (f/k/a Shulogique, Inc.), a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Sandra Gault
(Signature)

Sandra Gault
(Name)

CEO and Co-Founder
(Title)

4/30/19
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

True Gault

BALANCE SHEET SUMMARY

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	78,615.95
Accounts Receivable	8,477.66
Other Current Assets	152,941.07
Total Current Assets	**$240,034.68**
Fixed Assets	0.00
Other Assets	424,728.08
TOTAL ASSETS	**$664,762.76**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	288,501.00
Credit Cards	12,492.21
Other Current Liabilities	17,673.29
Total Current Liabilities	**$318,666.50**
Long-Term Liabilities	3,147,825.00
Total Liabilities	**$3,466,491.50**
Equity	-2,801,728.74
TOTAL LIABILITIES AND EQUITY	**$664,762.76**